FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2005

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant's name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No   X

      If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



1st 2nd **3rd** 4th

quarter results and nine months ended June 2005

sappi

Sappi is the world's leading producer of coated fine paper



■	Coated fine paper	63%
■	Uncoated fine paper	4%
■	Coated specialities	9%
■	Commodity paper	9%
■	Pulp	13%
■	Other	2%

Sales by product group *



■	North America	29%
■	Europe	42%
■	Southern Africa	15%
■	Asia and other	14%

Sales: where the product is sold *



■	North America	29%
■	Europe	45%
■	Southern Africa	26%

Sales: where the product is manufactured *



■	South Africa	43%
■	North America	45%
■	Europe and ROW †	12%

Geographic ownership **

*   for the nine months ended June 2005
** as at 30 June 2005
†   Rest of World

magno **HannoArt** Lustro Somerset

financial highlights

- Headline loss 4 US cents per share; Net loss 77 US cents per share

- Restructuring charge of US$180 million in USA

- Price increases disappointing

- Weak demand in USA

- Major maintenance shut costs US$19 million in quarter

summary

	Quarter ended			Nine months ended	
	June 2005	March 2005	June 2004	June 2005	June 2004
Sales (US$ million)	1,144	1,230	1,188	3,630	3,493
Operating (loss) profit (US$ million) **	(193)	47	60	(142)	116
EBITDA * (US$ million) **	(76)	172	175	225	462
Operating (loss) profit to sales (%)	(16.9)	3.8	5.1	(3.9)	3.3
EBITDA to sales (%) *	(6.6)	14.0	14.7	6.2	13.2
Operating (loss) profit to average net assets (%) *	(17.7)	4.0	5.3	(4.3)	3.4
Headline EPS (US cents) *	(4)	12	18	14	17
EPS (US cents)	(77)	10	18	(80)	17
Return on average equity (ROE) (%) *	(34.6)	4.2	7.7	(11.9)	2.5
Net debt (US$ million) *	1,823	1,934	1,649	1,823	1,649
Net debt to total capitalisation (%) *	39.7	37.8	33.1	39.7	33.1

* Refer to page 17, Supplemental Information for the definition of the term.

** Includes pre-tax charge of US$180 million in respect of Muskegon Mill impairment.

McCoy   SUPREME AVALON   Typek   royal   enigma
Paper that's part of your life

comment

Demand for most of our products is driven at the macro level by GDP growth, corporate profitability and advertising spend; indicators for all these factors continue to be positive. Our margins, however, remain unsatisfactory and worsened this quarter due to the combination of raw material cost pressure, difficulty in achieving price increases in Europe and associated production downtime, and a sharp drop in US apparent consumption which we think is linked to customer inventory reduction.

In North America apparent consumption of coated fine paper for the quarter dropped 11% compared to the unusual surge a year earlier. For our fiscal year to date North American apparent consumption was at the same level as last year. We believe that underlying demand in the market remains firm supported by continuing growth in advertising pages. In Europe apparent consumption was up 2% on a year earlier. Competition remained strong and we achieved only part of the price increases announced in Europe and North America.

We lost sales in Europe in the early part of the quarter as a result of our price increases but order books filled later in the quarter. We curtailed production from normal levels and operated at around 75% of paper capacity in both Europe and North America during the quarter to match production to customer requirements but this was insufficient to adjust our US inventories.

Our Southern African businesses had some relief from a slightly weaker Rand/US Dollar exchange rate in the quarter but currencies remain volatile. The businesses continued to drive costs down and achieved reasonable results in the circumstances.

As part of our ongoing plan to achieve acceptable returns in our North American business we have decided to restructure our Muskegon mill to eliminate high cost capacity and position the mill as a high quality, low cost mill. We will close PM4, which has a capacity of 105,000 tons of coated fine paper and close and mothball the pulp mill. We will also restructure our North American regional overhead to help offset increasing Sales, General and Administration (SG&A) costs. The combined effect will be a reduction of approximately 14% of our North American headcount.

Our 3rd quarter results reflect an asset impairment charge of US$180 million in respect of all of the Muskegon assets and our 4th quarter results are expected to reflect a restructuring charge of approximately US$31 million mainly in respect of the manpower reduction.

The closure and restructuring is expected to commence within 60 days. In a full year the Muskegon restructuring and repositioning and SG&A restructuring are expected to result in a pre-tax benefit of approximately US$50 million compared to the current year.

Sales for the quarter were US$1.144 billion, 3.7% lower than a year earlier mainly as a result of lower sales volumes. There was no relief from cost pressure in the quarter. The price impact of higher wood, energy and chemical costs reduced our operating results by US$32 million compared to last year and compared to last quarter the impact was US$6 million.

Maintenance shuts at our mills cost US$19 million in the quarter compared to US$2 million in the prior quarter and US$10 million a year earlier. There are only minor maintenance shuts scheduled in the final quarter.

We recorded an operating loss of US$193 million after the pre-tax charge of US$180 million in respect of asset write-off at Muskegon Mill.

For a period during the quarter we could not, for technical reasons, apply hedge accounting in respect of our interest rate swaps. This accounting mismatch resulted in a gain of US$12 million reflected in the fair value of financial instruments.

The headline loss for the quarter was 4 US cents and the net loss per share was 77 US cents. The primary difference between headline and net loss was the Muskegon impairment.

cash flow and debt

Cash generated by operations was significantly lower at US$90 million during the quarter compared to US$154 million a year earlier as a result of lower operating profit. The net reduction of working capital of US$66 million in the quarter, mainly a result of lower debtors, resulted in cash retained from operating activities of US$125 million, similar to a year earlier and significantly better than the US$53 million utilization last quarter. We expect substantial reductions in inventory next quarter.

Net debt was US$1.823 billion at quarter end, a reduction of US$111 million compared to March, of which a net amount of approximately US$54 million was the result of currency translation offset by fair value adjustments. Our debt to total capitalization ratio increased from 37.8% to 39.7% and remains well within our target range.

operating review for the quarter

Sappi Fine Paper

	Quarter ended June 2005 US$ million	Quarter ended June 2004 US$ million	% change	Quarter ended March 2005 US$ million
Sales	905	957	(5.4)	982
Operating (loss) profit *	(213)	4	–	18
Operating (loss) profit to sales (%)	(23.5)	0.4	–	1.8
EBITDA *	(128)	90	–	109
EBITDA to sales (%)	(14.1)	9.4	–	11.1
RONOA pa (%)	(26.3)	0.5	–	2.1

* Includes pre-tax charge of US$180 million in respect of Muskegon Mill asset impairment.

operating review for the quarter (continued)

Our decision to increase prices cost us sales during the quarter and had limited success in our major markets, which remained highly competitive despite rising costs. However, order flow returned to normal in Europe and South Africa in the latter part of the quarter but remained sluggish in the USA.

Input costs in our fine paper business continued to grow faster than our ability to eliminate costs or improve price realisation.

Europe and North America reported operating losses in the quarter.

Despite the apparent consumption decline in North America we believe that underlying demand was firm and that advertising continues to show healthy growth.

Europe

	Quarter ended June 2005 US$ million	Quarter ended June 2004 US$ million	% change (US$)	% change (Euro)	Quarter ended March 2005 US$ million
Sales	498	512	(2.7)	(7.5)	571
Operating (loss) profit	(13)	18	–	–	21
Operating (loss) profit to sales (%)	(2.6)	3.5	–	–	3.7
EBITDA	36	67	(46.3)	(48.9)	71
EBITDA to sales (%)	7.2	13.1	–	–	12.4
RONOA pa (%)	(3.0)	4.2	–	–	4.5

Largely as a consequence of implementing a price increase from April 2005 our sales volumes were 63,000 tons lower than the prior quarter. We only succeeded in raising average prices approximately 1% and net sales in Euro terms declined approximately 43 million Euros (9.9%) compared to the prior quarter. Neither the lockout in the Finnish pulp and paper industry which lasted seven weeks nor the further escalation in energy and chemical input costs slowed the drive for market share by our European competitors. We held our price increases until late in the quarter and suffered a severe loss of volume. We have acted to regain our lost positions and will recover our market share.

More positively, industry order books are the highest since 2001, our web order books have improved and we are heading towards a period of seasonally higher demand.

Input costs were at a similar level to the prior quarter but increased US$11 million compared to year earlier as a result of price increases for chemicals and energy.

North America

	Quarter ended June 2005 * US$ million	Quarter ended June 2004 US$ million	% change	Quarter ended March 2005 US$ million
Sales	338	363	(6.9)	339
Operating loss	(200)	(17)	–	(2)
Operating loss to sales (%)	(59.2)	(4.7)	–	(0.6)
EBITDA	(168)	16	–	34
EBITDA to sales (%)	(49.7)	4.4	–	10.0
RONOA pa (%)	(60.7)	(5.0)	–	(0.6)

* Includes pre-tax charge of US$180 million in respect of Muskegon Mill asset impairment.

Apparent consumption was unexpectedly weak in the quarter, which is anyway typically seasonally weak; however it appears that underlying demand remained firm – a view supported by the approximately 2% increase in advertising pages. This would imply that merchant and end-use inventories declined significantly during the quarter.

Although our sales volume declined 15% in the quarter compared to a year earlier, more than the decline in apparent consumption, we have started rebuilding our market shares which improved compared to the prior quarter.

Average prices realised by the region increased approximately 2% compared to the prior quarter as a result of increased prices and product and customer mix.

The impact on input costs of price increases for wood, energy and chemicals was approximately US$17 million for the quarter compared to a year earlier and US$3 million compared to the prior quarter.

As a result of weak apparent consumption we did not achieve our inventory reduction targets despite production curtailment and will therefore take significant production curtailment in the next quarter.

Our repositioning of Muskegon mill will allow us to compete more effectively in the areas of the sheet market that are showing higher growth.

operating review for the quarter (continued)

Fine Paper South Africa

	Quarter ended June 2005 US$ million	Quarter ended June 2004 US$ million	% change (US$)	% change (Rands)	Quarter ended March 2005 US$ million
Sales	69	82	(15.9)	(18.7)	72
Operating profit	0	3	–	–	(1)
Operating profit to sales (%)	0	3.7	–	–	(1.4)
EBITDA	4	7	(42.9)	(44.8)	4
EBITDA to sales (%)	5.8	8.5	–	–	5.6
RONOA pa (%)	0	7.0	–	–	(2.0)

Demand in our local markets was firm.

Operations performed well and with the slight weakening of the Rand relative to the US Dollar we expect to increase our exports in the next quarter.

Sales volumes were similar to the prior quarter but down significantly compared to a year earlier largely as a result of importers taking advantage of the strong Rand and lower exports. Average prices realised improved slightly in local currency compared to a year earlier and the prior quarter, resulting in a small improvement of operating profit to break even.

Forest Products

	Quarter ended June 2005 US$ million	Quarter ended June 2004 US$ million	% change (US$)	% change (Rands)	Quarter ended March 2005 US$ million
Sales	239	231	3.5	0	248
Operating profit	21	62	(66.1)	(67.3)	30
Operating profit to sales (%)	8.8	26.8	–	–	12.1
EBITDA	52	90	(42.2)	(44.2)	64
EBITDA to sales (%)	21.8	39.0	–	–	25.8
RONOA pa (%)	6.5	19.4	–	–	8.5

Demand for our chemical cellulose (dissolving pulp), and local demand for newsprint and kraft linerboard was strong in the quarter. Softwood pulp prices declined US$45 per ton from the start to the end of the quarter while hardwood pulp prices increased, almost eliminating the price gap between the two grades.

Management's cost initiatives continued to deliver savings and to partly offset high input costs.

The generally strong level of the Rand relative to the US Dollar continued to depress pricing. Although currencies remain volatile the recent slightly weaker levels of the Rand are likely to give some relief. At quarter end the exchange rate of R6.70 was 5% weaker than the quarter average.

Forest Products' operating income was US$21 million in the quarter compared to US$62 million last year. Approximately US$27 million of the difference is a result of lower plantation fair value adjustments net of silvicultural costs and fellings.

Outlook

We expect demand in the final quarter to be seasonally stronger than our third quarter, particularly in North America, but do not expect significant market price increases during the quarter as a result of continuing strong industry competition for market share.

Our actions to close high cost capacity at Muskegon mill, reduce overhead costs and return our inventory to target levels will help to improve our North American business in the medium term but will contribute to disappointing results in the next quarter.

We will take further curtailment next quarter to reduce inventory in North America. This will impact the operating result but will help reduce working capital and generate cash flow. The inventory reduction is expected to result in an under-recovery of manufacturing overheads of approximately US$30 million next quarter.

We continue to focus on the reduction of costs throughout our businesses.

The Rand/US Dollar exchange rate remains strong, which continues to depress margins in our Southern African businesses but it is currently 5% weaker than this quarter's average which will boost margins on exports and over time will help boost margins on local sales.

For the group as a whole, we expect trading conditions to improve in the final quarter, which typically is our strongest quarter. Our inventory reduction action together with high input costs will, however, make it difficult to achieve positive earnings at the operating income level, before taking into account the additional Muskegon restructuring charges.

On behalf of the Board

| J C A Leslie | D G Wilson | |
| Director | Director | 28 July 2005 |

sappi limited

(Registration number 1936/008963/06)

Issuer Code: SAVVI

JSE Code: SAP

ISIN Code: ZAE000006284

forward-looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

financial results

for the third quarter and nine months ended June 2005

group income statement

	Reviewed Quarter ended June 2005 US$ million	Reviewed Quarter ended June 2004 US$ million	% change	Reviewed Nine months ended June 2005 US$ million	Reviewed Nine months ended June 2004 US$ million	% change
Sales	1,144	1,188	(3.7)	3,630	3,493	3.9
Cost of sales	1,071	1,037		3,268	3,062	
Gross profit	73	151	(51.7)	362	431	(16.0)
Selling, general and administrative expenses	85	91		275	315	
	(12)	60		87	116	
Other expenses	181	–		229	–	
Operating (loss) profit	(193)	60	–	(142)	116	–
Net finance costs	8	30		60	84	
Net paid	28	26		83	78	
Capitalised	–	(1)		(1)	(2)	
Net foreign exchange gains	(3)	1		(6)	(5)	
Change in fair value of financial instruments	(17)	4		(16)	13	
(Loss) profit before tax	(201)	30	–	(202)	32	–
Taxation – current	3	9		23	33	
– deferred	(30)	(19)		(45)	(40)	
Net (loss) profit	(174)	40	–	(180)	39	–
(Loss) earnings per share (US cents)	(77)	18		(80)	17	
Headline (loss) earnings per share (US cents) *	(4)	18		14	17	
Weighted average number of shares in issue (millions)	225.7	226.3		225.8	226.3	
Diluted (loss) earnings per share (US cents)	(77)	17		(79)	17	
Diluted headline (loss) earnings per share (US cents) *	(4)	17		14	17	
Weighted average number of shares on fully diluted basis (millions)	226.6	228.3		226.8	228.3	
Calculation of Headline (loss) earnings *						
Net (loss) profit	(174)	40		(180)	39	
Profit on disposal of business and property, plant & equipment	1	–		1	–	
Write-off of assets	–	–		4	–	
Net impairment of property, plant & equipment	165	–		207	–	
Headline (loss) earnings	(8)	40		32	39	

Headline (loss) earnings disclosure is required by the JSE Limited (formerly JSE Securities Exchange South Africa).

group balance sheet

	Reviewed June 2005 US$ million	Reviewed Sept 2004 US$ million
ASSETS		
Non-current assets	4,246	4,564
Property, plant and equipment	3,298	3,670
Plantations	547	548
Deferred taxation	76	84
Other non-current assets	325	262
Current assets	1,341	1,580
Cash and cash equivalents	185	484
Trade and other receivables	297	331
Inventories	859	765
Total assets	5,587	6,144
EQUITY AND LIABILITIES		
Shareholders' equity		
Ordinary shareholders' interest	1,867	2,157
Non-current liabilities	2,302	2,463
Interest-bearing borrowings	1,583	1,693
Deferred taxation	410	453
Other non-current liabilities	309	317
Current liabilities	1,418	1,524
Interest-bearing borrowings	401	364
Bank overdraft	24	11
Taxation payable	102	137
Other current liabilities	891	1,012
Total equity and liabilities	5,587	6,144
Number of shares in issue at balance sheet date (millions)	225.8	226.5

group cash flow statement

	Reviewed Quarter ended June 2005 US$ million	Reviewed Quarter ended June 2004 US$ million	Reviewed Nine months ended June 2005 US$ million	Reviewed Nine months ended June 2004 US$ million
Operating (loss) profit	(193)	60	(142)	116
Depreciation, fellings and other amortisation	117	115	367	346
Other non-cash items (including impairment charges)	166	(21)	170	(18)
Cash generated by operations	90	154	395	444
Movement in working capital	66	15	(200)	(129)
Net finance costs	(30)	(29)	(88)	(81)
Taxation paid	(1)	(11)	(40)	(30)
Dividends paid	–	–	(68)	(66)
Cash retained from (utilised in) operating activities	125	129	(1)	138
Cash effects of investing activities	(64)	(62)	(270)	(247)
	61	67	(271)	(109)
Cash effects of financing activities	(119)	(13)	(39)	(112)
Net movement in cash and cash equivalents	(58)	54	(310)	(221)

group statement of changes in shareholders' equity

	Reviewed Nine months ended June 2005 US$ million	Reviewed Nine months ended June 2004 US$ million
Balance – beginning of year as reported	2,119	1,945
Change in accounting policy – refer to note 1	38	38
Balance – beginning of year restated	2,157	1,983
Net (loss) profit	(180)	39
Foreign currency translation reserve	(39)	173
Revaluation of derivative instruments	12	3
Dividends paid – US$ 0.30 (2004: US$ 0.29) per share	(68)	(66)
Share buybacks net of transfers to participants of the share purchase trust	(15)	(10)
Balance – end of period	1,867	2,122

notes to the group results

1. Basis of preparation

   The annual financial statements are prepared in conformity with South African Statements of Generally Accepted Accounting Practice (SA GAAP). These quarterly results have been prepared in compliance with AC 127 (Interim financial reporting) and are based on accounting policies which are consistent with those used in the annual financial statements. The same accounting policies have been followed as in the annual financial statements for September 2004, except for the new accounting standard AC 501 – Accounting for "Secondary Tax on Companies (STC)" – which became effective from the beginning of the current financial year. This has resulted in the recognition of a deferred tax asset for unused tax credits to the extent that they will be utilised in the future.

   The adoption of the new accounting policy resulted in an increase in shareholders' equity of US$38 million at September 2004 (September 2003: increase of US$38 million). The effect on net profit for the year to date is a decrease of US$8 million (June 2005 quarter: nil; March 2005 quarter: nil; December 2004 quarter: decrease of US$8 million; March 2004 and June 2004 quarters: nil). Where appropriate, comparative figures have been restated.

   The preliminary results for the quarter have been reviewed in terms of South African Auditing Standards by the group's auditors, Deloitte & Touche. Their unqualified review report is available for inspection at the company's registered offices.

2. Comparative figures

   Certain comparative amounts have been reclassified between deferred tax and current tax. This had no effect on reported net income or shareholders' equity.

	Reviewed Quarter ended June 2005 US$ million	Reviewed Quarter ended June 2004 US$ million	Reviewed Nine months ended June 2005 US$ million	Reviewed Nine months ended June 2004 US$ million
3. Operating profit				
Included in operating profit are the following non-cash items:				
Depreciation and amortisation				
Depreciation of property, plant and equipment	101	102	317	305
Other amortisation	–	1	1	2
	101	103	318	307
Impairment of property, plant & equipment *	181	–	223	–
Impairment of other assets *	3	–	3	–
Impairment reversal of property, plant & equipment	(4)	–	(4)	–
	281	103	540	307
Fair value adjustment (gains) on plantations (included in cost of sales)				
Changes in volume				
Fellings	16	12	49	39
Growth	(16)	(16)	(49)	(44)
	–	(4)	–	(5)
Changes in fair value	(8)	(29)	(25)	(53)
	(8)	(33)	(25)	(58)
The above fair value adjustment gains have been offset by silviculture costs	12	10	34	28
4. Capital expenditure				
Property, plant and equipment	83	57	221	224

* Impairment of assets for the nine months ended include US$180 million for Muskegon Mill and US$43 million for Usutu Mill.

notes to the group results (continued)

	Reviewed June 2005 US$ million	Reviewed Sept 2004 US$ million
5. Capital commitments		
Contracted but not provided	99	76
Approved but not contracted	173	198
	272	274
6. Contingent liabilities		
Guarantees and suretyships	80	68
Other contingent liabilities	11	15

supplemental information

definitions

Average – averages are calculated as the sum of the opening and closing balances for the relevant period divided by two

* **EBITDA** – earnings before interest (net finance costs), tax, depreciation and amortisation

* **EBITDA to sales** – EBITDA divided by sales

Fellings – the amount charged against the income statement representing the standing value of the plantations harvested

Headline earnings – as defined in circular 7/2002 issued by the South African Institute of Chartered Accountants, separates from earnings all items of a capital nature. It is not necessarily a measure of sustainable earnings. It is a listing requirement of the JSE Limited (formerly JSE Securities Exchange South Africa) to disclose headline earnings per share

NBSK – Northern Bleached Softwood Kraft pulp. One of the main varieties of market pulp, mainly produced from spruce trees in Scandinavia, Canada and north eastern USA. The NBSK is a benchmark widely used in pulp and paper industry for comparative purposes

* **Net assets** – total assets less current liabilities

* **Net asset value** – shareholders' equity plus net deferred tax

* **Net asset value per share** – net asset value divided by the number of shares in issue at balance sheet date

* **Net debt** – current and non-current interest-bearing borrowings, and bank overdrafts (net of cash, cash equivalents and short-term deposits)

* **Net debt to total capitalisation** – Net debt divided by shareholders' equity plus minority interest, non-current liabilities, current interest-bearing borrowings and overdraft

* **ROE** – return on average equity. Net profit divided by average shareholders' equity

* **RONA** – operating profit divided by average net assets

* **RONOA** – operating profit divided by average net operating assets. Net operating assets are total assets (excluding deferred taxation and cash) less current liabilities (excluding interest-bearing borrowings and bank overdraft)

* *The above financial measures, other than headline earnings per share, are presented to assist our shareholders and the investment community in interpreting our financial results. These financial measures are regularly used and compared between companies in our industry.*

supplemental information

additional information

	Reviewed Quarter ended June 2005 US$ million	Reviewed Quarter ended June 2004 US$ million	Reviewed Nine months ended June 2005 US$ million	Reviewed Nine months ended June 2004 US$ million
Net (loss) profit to EBITDA [1] reconciliation				
Net (loss) profit	(174)	40	(180)	39
Net finance costs	8	30	60	84
Taxation – current	3	9	23	33
– deferred	(30)	(19)	(45)	(40)
Depreciation	101	102	317	305
Amortisation (including fellings)	16	13	50	41
EBITDA [1] [3]	(76)	175	225	462

	Reviewed June 2005 US$ million	Reviewed Sept 2004 US$ million
Net debt (US$ million) [2]	1,823	1,584
Net debt to total capitalisation (%) [2]	39.7	31.7
Net asset value per share (US$) [2]	9.75	11.15

[1] *In connection with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA to net profit rather than operating profit. As a result our definition retains other income/expenses as part of EBITDA.*

We use EBITDA as an internal measure of performance and believe it is a useful and commonly used measure of financial performance in addition to operating profit and other profitability measures under SA GAAP. EBITDA is not a measure of performance under SA GAAP. EBITDA should not be construed as an alternative to operating profit as an indicator of the company's operations in accordance with SA GAAP. EBITDA is also presented to assist our shareholders and the investment community in interpreting our financial results. This financial measure is regularly used as a means of comparison of companies in our industry by removing certain differences between companies such as depreciation methods, financing structures and taxation regimes. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully.

[2] *Refer to page 17, Supplemental Information for the definition of the term.*

[3] *EBITDA for the nine months ended June 2005 reduced by US$222 million (December 2004 quarter: US$41 million; March 2005 quarter: US$1 million) in respect of asset impairments.*

supplemental information

regional information

		Quarter ended June 2005 Metric tons (000's)	Quarter ended June 2004 Metric tons (000's)	% change	Nine months ended † June 2005 Metric tons (000's)	Nine months ended June 2004 Metric tons (000's)	% change
Sales							
Fine Paper –	North America	324	381	(15.0)	1,005	1,080	(6.9)
	Europe	538	580	(7.2)	1,754	1,779	(1.4)
	Southern Africa	68	85	(20.0)	215	231	(6.9)
	Total	930	1,046	(11.1)	2,974	3,090	(3.8)
Forest Products –	Pulp and paper operations	374	369	1.4	1,154	1,126	2.5
	Forestry operations	455	416	9.4	1,205	1,074	12.2
Total		1,759	1,831	(3.9)	5,333	5,290	0.8

		Reviewed Quarter ended June 2005 US$ million	Reviewed Quarter ended June 2004 US$ million	% change	Reviewed Nine months ended † June 2005 US$ million	Reviewed Nine months ended June 2004 US$ milllion	% change
Sales							
Fine Paper –	North America	338	363	(6.9)	1,034	1,018	1.6
	Europe	498	512	(2.7)	1,643	1,586	3.6
	Southern Africa	69	82	(15.9)	224	225	(0.4)
	Total	905	957	(5.4)	2,901	2,829	2.5
Forest Products –	Pulp and paper operations	217	212	2.4	669	616	8.6
	Forestry operations	22	19	15.8	60	48	25.0
Total		1,144	1,188	(3.7)	3,630	3,493	3.9
Operating (loss) profit							
Fine Paper –	North America	(200)	(17)	(1,076.5)	(217)	(91)	(138.5)
	Europe	(13)	18	–	36	60	(40.0)
	Southern Africa	–	3	(100.0)	2	11	(81.8)
	Total	(213)	4	–	(179)	(20)	(795.0)
Forest Products *		21	62	(66.1)	40	145	(72.4)
Corporate		(1)	(6)	83.3	(3)	(9)	66.7
Total *		(193)	60	–	(142)	116	–

† Sales and cost of sales were adjusted by US$5 million and US$3 million for the March 2005 and December 2004 quarters respectively in respect of a misclassification.

supplemental information

regional information (continued)

		Reviewed Quarter ended June 2005 US$ million	Reviewed Quarter ended June 2004 US$ million	% change	Reviewed Nine months ended June 2005 US$ million	Reviewed Nine months ended June 2004 US$ million	% change
Earnings before interest, tax, depreciation and amortisation charges							
Fine Paper –	North America	(168)	16	–	(113)	11	–
	Europe	36	67	(46.3)	185	207	(10.6)
	Southern Africa	4	7	(42.9)	14	21	(33.3)
	Total	(128)	90	–	86	239	(64.0)
Forest Products *		52	90	(42.2)	141	231	(39.0)
Corporate		–	(5)	100.0	(2)	(8)	75.0
Total *		(76)	175	–	225	462	(51.3)
Net operating assets							
Fine Paper –	North America	1,218	1,343	(9.3)	1,218	1,343	(9.3)
	Europe	1,666	1,708	(2.5)	1,666	1,708	(2.5)
	Southern Africa	168	178	(5.6)	168	178	(5.6)
	Total	3,052	3,229	(5.5)	3,052	3,229	(5.5)
Forest Products		1,228	1,319	(6.9)	1,228	1,319	(6.9)
Corporate and other **		53	(21)	–	53	(21)	–
Total		4,333	4,527	(4.3)	4,333	4,527	(4.3)

* Operating profit and EBITDA for the nine months ended June 2005 reduced by US$222 million
  (December 2004 quarter: US$41 million; March 2005 quarter: US$1 million) in respect of asset impairments and asset impairment reversals.
** Includes investment in joint venture in China. This investment was included in the net operating assets of Sappi Fine Paper Europe at December 2004.

supplemental information

summary rand convenience translation

	Reviewed Quarter ended June 2005	Reviewed Quarter ended June 2004	% change	Reviewed Nine months ended June 2005	Reviewed Nine months ended June 2004	% change
Sales (ZAR million)	7,292	7,835	(6.9)	22,409	23,634	(5.2)
Operating (loss) profit (ZAR million) **	(1,230)	396	–	(877)	785	–
Net (loss) profit (ZAR million)	(1,109)	264	–	(1,111)	264	–
EBITDA * (ZAR million) **	(484)	1,154	–	1,389	3.126	(55.6)
Operating (loss) profit to sales (%)	(16.9)	5.1		(3.9)	3.3	
EBITDA * to sales (%)	(6.6)	14.7		6.2	13.2	
Operating (loss) profit to average net assets (%)	(17.5)	5.4		(4.1)	3.4	
EPS (SA cents)	(491)	119	–	(494)	115	–
Headline EPS (SA cents) *	(25)	119	–	86	115	(25.2)
Net debt (ZAR million) *				12,222	10,426	17.2
Net debt to total capitalisation (%) *				39.7	33.1	
Cash generated by operations (ZAR million)	574	1,016	(43.5)	2,438	3,004	(18.8)
Cash from operating activities (ZAR million)	797	851	(6.3)	(6)	934	–
Net movement in cash and cash equivalents (ZAR million)	(370)	356	–	(1,914)	(1,495)	(28.0)

* Refer to page 17, Supplemental Information for the definition of the term.
** Operating profit and EBITDA for the nine months ended June 2005 reduced by ZAR1,370 million
(Quarter ended December 2004: ZAR247 million; March 2005 ZAR10 million) in respect of asset impairments.

exchange rates

	June 2005	March 2005	Dec 2004	Sept 2004	June 2004
Exchange rates:					
Period end rate: US $1 = ZAR	6.7041	6.2059	5.6480	6.4290	6.3224
Average rate for the Quarter: US $1 = ZAR	6.3738	5.9577	6.0649	6.3830	6.5953
Average rate for the YTD: US $1 = ZAR	6.1732	6.0632	6.0649	6.6824	6.7661
Period end rate: EUR 1 = US$	1.2097	1.2982	1.3456	1.2309	1.2138
Average rate for the Quarter: EUR 1 = US$	1.2678	1.3110	1.2848	1.2233	1.2051
Average rate for the YTD: EUR 1 = US$	1.2811	1.2911	1.2848	1.2152	1.2118

The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

sappi ordinary shares



ADR price (NYSE TICKER: SPP)

note: (1 ADR = 1 sappi share)



notes

notes

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2005

SAPPI LIMITED,

by /s/ D. G. Wilson

Name: D. G. Wilson
Title: Executive Director: Finance